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                                                             -- PRELIMINARY COPY

                         [THREE SIXTY CORP. LETTERHEAD]

                                           , 1996

Dear Stockholder:

     You are cordially invited to attend the special meeting of stockholders (the "Special Meeting") of Three Sixty Corp., a New Jersey corporation ("TSC"),
which will be held on             , 1996, at 10:00 a.m., local time at 120
Floral Avenue, New Providence, New Jersey 07974.

     At this important Special Meeting, you will be asked to consider and vote upon a proposal to approve the Amended and Restated Asset Purchase Agreement (the "TSC Agreement"), dated as of October 19, 1995, by and among Heartland Wireless Communications, Inc., a Delaware corporation ("Heartland"), TSC, and Technivision, Inc., formerly a subsidiary of TSC that has been merged with and into TSC ("Technivision"), pursuant to which (a) TSC will sell to Heartland substantially all of the assets formerly held by Technivision, consisting of wireless cable television assets in Dayton, Ohio, Corpus Christi, Texas and El Paso, Texas, and (b) Heartland will issue to TSC that number of newly issued publicly tradeable shares ("TSC Shares") of Heartland common stock, par value $.001 per share ("Heartland Common Stock"), having an aggregate exchange value of (i) $36.75 million plus (ii) $1,200 for each wireless cable television subscriber on the fifth day preceding the consummation of the TSC Agreement in excess of amounts specified in the TSC Agreement (provided that the aggregate of such additional subscriber consideration will not exceed $3.5 million), minus
(iii) the amount of any obligations assumed by Heartland (not to exceed $5 million), minus (iv) if the wireless cable television assets relative to the Dayton, Ohio market are sold prior to the consummation of the TSC Agreement, certain proceeds thereof to be retained by TSC. The exchange value of the Heartland Common Stock to be issued pursuant to the TSC Agreement will be equal to the average closing price of the Heartland Common Stock on the Nasdaq Stock Market's National Market over the 20-trading-day period ending on the fifth business day preceding the consummation of the TSC Agreement. As a part of the approval of the TSC Agreement, the TSC stockholders will be asked to approve the liquidation and dissolution of TSC (the "TSC Liquidation") in accordance with the terms and conditions of the Agreement and Plan of Liquidation attached as Appendix X to the accompanying Joint Proxy Statement/Prospectus (the "TSC Liquidation Plan"), pursuant to which the TSC Shares (and the remaining assets of TSC) will be distributed. Pursuant to the terms of the TSC Agreement, TSC Shares having an aggregate exchange value of $5 million will be held in escrow for a period of up to 18 months to satisfy certain indemnification obligations of TSC to Heartland, and additional TSC Shares having an aggregate exchange
value of up to $3.6 million (currently estimated to be $     million) will be
held in a separate escrow for up to six months to secure the performance of certain post-closing covenants of TSC. The transactions contemplated by the TSC Agreement, TSC Liquidation Plan and the consummation thereof are collectively referred to herein as the "TSC Transaction."

     THE TSC TRANSACTION IS MORE COMPLETELY DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS AND A COPY OF THE TSC AGREEMENT AND TSC LIQUIDATION PLAN ARE ATTACHED AS APPENDIX U AND APPENDIX X, RESPECTIVELY THERETO.

     AT THE DIRECTORS MEETING HELD TO CONSIDER THE TSC TRANSACTION, THE
DIRECTORS OF TSC CAREFULLY CONSIDERED AND APPROVED THE TERMS OF THE TSC TRANSACTION AS BEING IN THE BEST INTERESTS OF TSC AND ITS STOCKHOLDERS. THE TSC BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE TSC TRANSACTION.
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                                                             -- PRELIMINARY COPY

     AT THE SPECIAL MEETING, THE TSC STOCKHOLDERS WILL BE ASKED TO APPROVE AND ADOPT THE TSC AGREEMENT, THE TSC LIQUIDATION PLAN AND THE TRANSACTIONS RELATED THERETO AS A PART OF ONE APPROVAL. THE TSC STOCKHOLDERS ARE NOT BEING REQUESTED, AND WILL NOT BE ENTITLED, TO SEPARATELY APPROVE AND ADOPT THE TSC AGREEMENT, TSC LIQUIDATION PLAN AND TRANSACTIONS RELATED THERETO.

     The TSC Transaction is only one of five (5) separate, but related, transactions (collectively, the "Transactions") which are the subject of the enclosed Joint Proxy Statement/Prospectus. Consummation of the TSC Transaction is conditioned upon, among other things, the requisite approval by the Heartland stockholders of the TSC Agreement and transactions contemplated thereby.

     The affirmative vote of a majority of the votes cast by the holders of the TSC Common Stock is necessary to approve the TSC Transaction. Abstentions and broker non-votes will have no effect on the approval of the TSC Transaction (assuming a majority of the shares of TSC Common Stock is present at the Special Meeting).

     Pursuant to the New Jersey Business Corporation Act ("NJBCA") holders of TSC Common Stock who vote against the TSC Transaction and comply with the detailed provisions contained in Chapter 11 of NJBCA will be entitled to dissent from the TSC Transaction and to seek payment of the fair value of their TSC Common Stock. A copy of Chapter 11 of the NJBCA is reproduced as Appendix Y to the attached Joint Proxy Statement/Prospectus. TSC stockholders wishing to dissent from the TSC Transaction should read such materials carefully.

     The enclosed Joint Proxy Statement/Prospectus sets forth, or incorporates by reference, information, including financial data, relating to Heartland, TSC and certain other parties involved in the Transactions and describes the terms and conditions of the TSC Transaction and the other Transactions. The Board of Directors recognizes that this Joint Proxy Statement/Prospectus is a lengthy document. However, this document necessarily results from the complexity of the TSC Transaction and the other Transactions and the need to furnish you with all appropriate information. Accordingly, the Board of Directors of TSC requests that you carefully review these materials before completing the enclosed Proxy Card. SIGNED BUT UNMARKED PROXY CARDS RETURNED BY A TSC STOCKHOLDER WILL BE DEEMED TO BE A VOTE FOR THE APPROVAL OF THE TSC AGREEMENT AND THE TSC TRANSACTION. ACCORDINGLY, TSC STOCKHOLDERS RETURNING SIGNED BUT UNMARKED PROXY CARDS WILL WAIVE THEIR APPRAISAL RIGHTS.

     Please do not send in your stock certificates with your proxy. If the stockholders of TSC approve the TSC Transaction, you will receive a Letter of Transmittal with instructions for the surrender and exchange of your shares.

     Should you require assistance in completing your Proxy Card or if you have any questions about the voting procedure or the accompanying Joint Proxy Statement/Prospectus, please feel free to contact TSC c/o Nowalk & Associates, 2650 Route 130 North, Cranbury, New Jersey 08512, (telephone (609) 655-4100).

                                            Very truly yours,

                                            Robert D. Bilodeau
                                            President